Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

NRG Energy, Inc.

(Commission File No. 1-15891)

Safe Harbor Statement

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This filing relates to a transaction with NRG proposed by Exelon, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Exelon Corporation intends to file with the SEC regarding the proposed transaction or for any other document which Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF EXELON AND NRG ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Exelon through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to the Exelon Investor Relations Department, Exelon Corporation, 10 South Dearborn, Chicago, Illinois 60603.

Exelon and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 7, 2008, and its proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2008. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the proposed transaction.

This filing includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (2) Exelon’s Second Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b)

Part I, Financial Information, ITEM 1. Financial Statements: Note 12; (3) Exelon’s Third Quarter 2008 Quarterly Report on

Form 10-Q (to be filed on October 24, 2008) in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.

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Exelon conducted its third quarter earnings conference call at 11:00 AM ET (10:00 AM CT) on October 24, 2008. The conference call was web-cast and the accompanying slides and a replay of the full webcast are available on Exelon’s Web site: www.exeloncorp.com. (Please select the Investor Relations page.). A transcript of excerpts from the call concerning the proposed transaction is set forth below.

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[Matt Hilzinger, Exelon SVP and CFO:] Turning to slide 11, we are distinctive in our ability to generate substantial cash flows. We are forecasted to generate approximately $5 billion in cash flows from operations this year, which is up roughly $500 million from our original planning assumptions. You will also see on this slide that we have completed our 2008 financing plan.

ComEd retired more debt than we had originally planned primarily in order to either refinance or retire over $340 million of auction rate debt securities that had been outstanding at the beginning of the year. And at the beginning of October, PECO completed its financing plan for the year with a $300 million five-year first mortgage bond issuance with a coupon of 5.60%.

Earlier this week, S&P issued a downgrade for Exelon, Exelon Generation, and PECO upon the announcement of our offer to acquire NRG. We are committed that this transaction will not cause Exelon or its subsidiaries to go below investment grade for our senior unsecured debt. The offer for NRG is the culmination of a long-term strategic review process by Exelon, and we believe the combination will create superior long-term value for our stakeholders.

We are fully committed to utilize excess cash flows to reduce debt following the closing of the transaction and return to the ratings that we had prior to the S&P downgrade earlier this week. We will continue to work closely with S&P and the other rating agencies to make sure they understand Exelon’s plan for paying down the debt Exelon Generation will take onto its balance sheet at the completion of the proposed acquisition of NRG, including the pay down schedule, expected synergies, the overall plan to integrate and manage NRG’s assets.

We intend to demonstrate to all the credit rating agencies as well as our stakeholders why we believe the credit metrics associated with our proposed transaction with NRG and just as importantly our operating and financial strategies wholly support investment-grade ratings.

* * * * *

Operator: John Kiani, Deutsche Bank.

John Kiani: Can you provide an update on the backstop financing for the proposed NRG acquisition and where that stands?

John Rowe: Well, we continue to do as we suggested we would do on our Monday call and that is to pursue bank financing. We made very serious progress with at least three major financial institutions. It is not yet at the commitment letter stage, but I think we are getting there. Obviously the chaos in the world financial markets this morning isn’t making anyone happier, but I think we are getting there. We also intend to respond to the suggestions that one of the bondholders made on the Monday call that we talk to the bondholders. So I think we will have two or three possible ways to deal with that issue.

John Kiani: Okay, and then as far as the credit rating downgrade that Matt Hilzinger brought up in his prepared remarks, it sounds like S&P downgraded you all sort of right out of the box one notch and that perhaps may have been sooner than you all had anticipated, understanding that you only have one more notch at Exelon Generation from BBB flat to BBB- with a credit watch negative outlook on the company right now from S&P.

I mean, what is your level of comfort that you will be able to remain investment-grade at Exelon Generation, which to me seems like it’s a critical and sort of a binary point and whether you can even pursue this transaction or not?

John Rowe: Well, we agree that it’s a critical point. We will have full-scale presentations for S&P and the other rating agencies next week. We are confident that the numbers show that we should remain investment-grade and as Matt said in several different ways, perhaps I can get the accent on the syllable even stronger, we are absolutely committed to remaining investment grade.

You described the scenario exactly. We anticipated these results but only upon closing. We had not been led to anticipate them at this time and I think this just suggests how the general turmoil in the market and the criticism the rating agencies have received over the financial institutions are breeding again a new wave of conservatism and hurry to act. But we will cope with that by making our case as strongly as we can and I believe it will succeed.

John Kiani: Than one last question on that same line. Do you have a sense for what natural gas price the rating agencies may want to assume or you will want to assume in running those scenarios for them? That obviously would make a big difference in what the credit metrics look like for the standalone and combined companies.

John Rowe: I mean, I believe at least one of them is planning to put out its assumptions in the near future, but we haven’t seen those assumptions yet. So I don’t know what they are going to assume. We have — we are preparing for part of the analysis we intend to take on the road show some sort of bounding assumptions that illustrate how this transaction adds value under a fairly wide degree of natural gas price assumptions. You will be able to see it. Thank you.

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Operator: Paul Patterson, Glenrock Associates.

Paul Patterson: Good morning. I wanted to follow up on the stock buyback. Has any of the stock buyback been done at all?

John Rowe: It has not.

Paul Patterson: Okay, and so listening to Monday’s call and from reading the release, it sounded to me like the buyback wouldn’t happen even if the NRG deal didn’t take place. And I just —

John Rowe: What you mean I think is that the suspension of the buyback would have happened anyway. Correct Matt?

Matthew Hilzinger: Correct.

John Rowe: I believe that is true, Paul.

Paul Patterson: Okay, so what I am sort of wondering is since the NRG deal seems to be credit negative more than the stock buyback is, if the NRG deal was to go away, why wouldn’t the buyback, particularly with the stock price where it is at, not take place?

John Rowe: The answer is the one we gave officially on Monday because of the general state of the credit markets, because of the general state of the economy, so on and so forth. The distinction here is the distinction between financial engineering and the acquisition of real assets. I mean we think our proposal for NRG brings more real assets in to Exelon at a price that allows us to achieve both some short-term earnings accretion and substantial long-term value add. It’s the difference between what we think is only a short-term earnings improvement and what we think is a long-term fundamental improvement in the value of the corporation.

Paul Patterson: Okay. Thanks a lot, guys.

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Operator: Vic Khaitan, Deutsche Asset Management.

Vic Khaitan: Yes, thank you. Good morning. John, thank you very much for highlighting the strength of the company and also the dividend. That always kind of reassures the strength of the company. Have you heard from NRG at all from your response?

John Rowe: We have not.